UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

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Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

80 Robinson Road #02-00
Singapore Singapore 068898

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

CONTENTS

On September 28, 2023, ALR Technologies SG Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description of Exhibit
99.1	Press Release dated September 28, 2023, Announcing Patent Grant for Predictive A1C and Successful Results from Singapore General Hospital-led Study

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023

ALR Technologies SG Ltd.

By: /s/ Sidney Chan

Name: Sidney Chan

Title: CEO